UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 11-K

[Mark One]

[X ]         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

 For the fiscal year ended December 31, 2005

OR

  [   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from____to_____

Commission File Number 01-19826

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN II
(Full title of the Plan)

MOHAWK INDUSTRIES, INC.
(Name of the issuer of the securities held pursuant to the Plan)

P. O. Box 12069, 160 S. Industrial Blvd.
Calhoun, Georgia 30701
(Address of principal executive offices)

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN II
Index to Financial Statements, Supplemental Schedule and Exhibits

                   Item

                         Report of Independent Registered Public Accounting Firm

                          Statements of Net Assets Available for Plan Benefits as of December 31, 2005 and 2004

                          Statements of Changes in Net Assets Available for Plan Benefits for the Years ended December 31, 2005 and 2004

                          Notes to the Financial Statements

                          Schedule H, Line 4i-Schedule of Assets (Held at Year End)-December 31, 2005

                          Signature

                          Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN II

Report of Independent Registered Public Accounting Firm

Plan Administrator
Mohawk Carpet Corporation
Retirement Savings Plan II:

We have audited the accompanying statements of net assets available for plan benefits of the Mohawk Carpet Corporation Retirement Savings Plan II (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Atlanta, Georgia
June 23, 2006

1

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN II

Statements of Net Assets Available for Plan Benefits
December 31, 2005 and 2004

	2005	2004
Assets:
Cash	$23,012	546,012
Investments (notes 3 and 4)	345,415,563	303,774,655
Contributions receivable from employer	81,928	576,105
Contributions receivable from participants	197,287	1,570,887
Net assets available for plan benefits	$345,717,790	306,467,659

See accompanying notes to the financial statements.

2

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN II

Statements of Changes in Net Assets Available for Plan Benefits
Years Ended December 31, 2005 and 2004

	2005	2004
Additions:
Investment income:
Interest and dividends	$8,903,398	5,641,687
Net appreciation (depreciation) in fair value of investments:
Mutual funds	7,365,939	13,637,763
Common collective funds	2,214,234	3,208,363
Mohawk Industries, Inc. common stock	(1,669,823)	9,451,920
Net investment income	16,813,748	31,939,733
Contributions from employer	12,300,180	11,396,245
Contributions from participants	27,939,605	27,531,031
Transfers from other plans (note 7)	4,476,406	2,891,213
Total additions	61,529,939	73,758,222
Deductions:
Participants' benefits	21,760,621	15,165,087
Administrative expenses	131,076	64,333
Transfers to other plan (note 7)	388,111	1,256,088
Total deductions	22,279,808	16,485,508
Increase in net assets available for plan benefits	39,250,131	57,272,714

Net assets available for plan benefits at beginning of year	306,467,659	249,194,945

Net assets available for plan benefits at end of year	$345,717,790	306,467,659

See accompanying notes to the financial statements.

3

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN II

Notes to Financial Statements
December 31, 2005 and 2004

(1)           Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Mohawk Carpet Corporation Retirement Savings Plan II (the Plan) in preparing its financial statements.

(a)           Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and changes in those net assets.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(b)           Investments

Investments in mutual funds, common stock, and common collective funds are stated at fair value based on quoted market prices or as determined by Scudder Trust (Trustee). Loans to participants are stated at cost which approximates fair value. Common collective funds contain investments in guaranteed investment contracts, which are stated at contract value which approximate fair value. Securities transactions are accounted for on a trade date basis.

Realized and unrealized investment gains and losses are included in net appreciation (depreciation) in fair value of investments in the accompanying statements of changes in net assets available for plan benefits.

The Plan provides for investing in numerous funds, which invest in various types of investment securities and in various companies in various markets. Investment securities, generally, are exposed to several risks, such as interest rate, market, and credit risks. Due to the level of risk associated with the funds, it is reasonably possible that changes in the values of the funds will occur in the near term and such changes could materially affect the amounts reported in the financial statements and supplemental schedule.

(c)            Fair Value of Financial Instruments

Investments in securities are stated at fair value. In addition, management of the Plan believes that the carrying amount of receivables is a reasonable approximation of the fair value due to the short-term nature of these instruments.

(2)           Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

                                                                                    4                                                              (Continued)

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN II

Notes to Financial Statements
December 31, 2005 and 2004

(a)           General

The Plan is a defined contribution plan and covers substantially all salaried, sales, and nonexempt employees, of Mohawk Carpet Corporation (the Company), a wholly owned subsidiary of Mohawk Industries, Inc. and all employees, including hourly, nonexempt and salaried, of the Karastan Bigelow Group and the Lauren Park Mill Group.  The Plan provides for retirement savings to qualified active participants through both participant and employer contributions and is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Employees are eligible to participate in the Plan at the beginning of a calendar month after the completion of 90 days of service.

The Plan is administered by an administrative committee appointed by the Company. The administrative committee is responsible for the control, management, and administration of the Plan and the assets held in trust at Scudder Trust as of December 31, 2005 and 2004 and for the years then ended.

(b)           Contributions

Contributions to the Plan are made by both participants and the Company. Participants may contribute a maximum of 25% of their gross compensation, subject to certain limitations. Participants may allocate their contributions in multiples of 1% to various investment funds of the Plan. For all participants other than employees of Dal-Tile International, Inc. and Lees Carpet Division, the Company provides 50% matching contributions up to the first 4% of each participant's gross compensation contributed to the Plan. The Company also provides an additional match of $0.25 for every $1.00 of participant contributions in excess of 4% up to a maximum of 6%. The employer match for participants employed by Dal-Tile International, Inc. is 50% up to the first 6% of each participant's gross compensation contributed to the Plan. The employer match for participants employed by Lees Carpet Division is 100% up to the first 3% of each participant's gross compensation contributed to the Plan plus 50% of participant contributions in excess of 3% up to a maximum of 5%.

The terms of the Plan also provide for discretionary employer profit sharing contributions to the Mohawk Stock Fund for plan participants employed on the last day of the plan year or terminated during the plan year on account of death, disability, or retirement. Discretionary employer profit sharing contributions of $2,767,769 and $2,516,561, respectively, were made to the Plan during the years ended December 31, 2005 and 2004. Subsequent to December 31, 2005, the Company approved and contributed $2,933,572 as a discretionary contribution to the Plan; such amount will be recorded as a contribution in 2006.

(c)            Participant Accounts

Each participant's account is credited with their contribution for the period as well as the employer's matching contribution and an allocation of any employer profit sharing contribution. Investment income, realized gains/losses, and the change in unrealized appreciation or depreciation on plan investments are credited to participants' accounts monthly based on the proportion of each participant's account balance to the total account balance within each investment fund at the beginning of the month.

Participant accounts may be invested in one or more of the investment funds available under the Plan at the direction of the participant. The Plan provides for monthly valuation of accounts.

(d)           Distributions to Participants

Upon termination of employment, the participant's account shall be distributed in a lump-sum cash payment as soon as administratively practicable.

Under the terms of the Plan, participants may make hardship withdrawals from their accounts upon furnishing proof of hardship as specified in the Plan agreement. Participants may also borrow the lesser of $50,000 or 50% of the value of their accounts subject to limitations provided by the Plan. Loans must be paid back to the Plan generally within four years of the loan date, with the exception of homestead loans.

(e)            Vesting

Participants are immediately vested in their contributions and any income earned on such contributions. Participants whose entry date is on or after January 1, 2001 are vested in the Company's matching and discretionary contributions after one year of service.

                                                                                    5                                                              (Continued)

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN II

Notes to Financial Statements
December 31, 2005 and 2004

Amounts forfeited by participants who terminate from the Plan prior to being 100% vested are applied to reduce subsequent Company contributions to the Plan. In 2005 and 2004, employer contributions were reduced by forfeitures of $186,367 and $0, respectively.

(f)             Administrative Expenses

Certain administrative expenses of the Plan are paid by the Company. These costs include legal, accounting, and certain administrative fees.

(3)           Transactions with Parties-in-Interest

At December 31, 2005 and 2004, the Plan held investments sponsored by the trustee with current values of $210,557,448 and $184,192,165, respectively. The Plan also held investments in 462,127 and 447,738 shares of Mohawk Industries, Inc. common stock with current values of $40,195,797 and $40,856,091 at December 31, 2005 and 2004, respectively.

(4)           Investments

The following investments represent 5% or more of the Plan assets at December 31, 2005 and 2004:

	2005	2004
Mutual funds:
Scudder Dreman High Return Equity Fund	$58,394,465	52,396,520
Transamerica Premier Equity Fund	20,694,601	16,511,982
Mohawk Industries, Inc. common stock	40,195,797	40,856,091
Common collective funds:
Scudder Stable Value Fund	86,615,001	76,753,133
Mohawk Moderate Portfolio Fund	25,091,873	22,081,457

All of the Plan's investments are held by a party-in-interest to the Plan.

(5)           Income Tax Status

The Plan obtained a favorable determination letter dated April 22, 2005, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code.

(6)           Plan Termination

While it is the Company's intention to continue the Plan indefinitely, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Plan agreement. In the event of Plan termination, participants will become 100% vested in their accounts.

(7)           Transfers from/to Other Plans

During 2005 and 2004, due to changes in employment status, $1,600,472 and $2,891,213,respectively, were transferred from the Mohawk Carpet Corporation Retirement Savings Plan to the Plan.

During 2005 and 2004, due to changes in employment status, $388,111and $1,256,088, respectively, were transferred to the Mohawk Carpet Corporation Retirement Savings Plan from the Plan.

In 2005, assets of the Wayn-Tex, Inc. Employees Save Plus Plan of $2,875,934 were transferred into the Plan.

                                                                                    6                                                              (Continued)

 Schedule

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN II

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2005

			Current
Identity of issue		Description of investment	value
Mutual funds:
PIMCO Total Return Fund	1,129,276	Mutual fund units	$11,857,401
Artisan Mid Cap Fund	90,039	Mutual fund units	2,784,004
Baron Growth Fund	256,264	Mutual fund units	11,634,380
Fidelity Dividend Growth Fund	468,773	Mutual fund units	13,495,978
Fidelity Low-Priced Stock Fund	158,000	Mutual fund units	6,452,732
Fidelity Mid-Cap Stock Fund	268,541	Mutual fund units	7,135,135
Lord Abbett Small Cap Value Fund	130,537	Mutual fund units	3,702,035
Allianz Renaissance Fund	157,436	Mutual fund units	3,414,776
*Scudder Dreman High-Return Equity Fund	1,288,776	Mutual fund units	58,394,465
*Scudder Equity 500 Index Fund	119,917	Mutual fund units	16,770,431
*Scudder International Select Equity Fund	1,146,272	Mutual fund units	13,503,081
Transamerica Premier Equity Fund	938,531	Mutual fund units	20,694,601
*Mohawk Industries, Inc. - common stock	462,127	Shares of common stock	40,195,797
Common collective funds:
*Scudder Stable Value Fund	86,615,001	Collective fund units	86,615,001
*Mohawk Aggressive Portfolio Fund	504,303	Collective fund units	7,978,080
*Mohawk Conservative Portfolio Fund	174,684	Collective fund units	2,204,517
*Mohawk Moderate Portfolio Fund	1,785,898	Collective fund units	25,091,873
Loans to participants			13,491,276
Total			$345,415,563
*Scudder Trust, Trustee and Mohawk
Industries, Inc. are parties-in-interest
to the Plan.
(1) Loans are consummated at a fixed rate (then
current prime rate plus 1%) with maturity
dates through October 4, 2017.
Interest rates range from
5.0% to 12.33% on loans outstanding.

See accompanying report of independent registered public accounting firm.

7

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                           Mohawk Carpet Corporation Retirement Savings Plan II
                                                                                                                                                                        (Full Title of the Plan)

Dated: June 23, 2006	By: /s/ Jerry L. Melton
Jerry L. Melton,
Vice President, Human Resources